February 27, 1996

Waddell & Reed, Inc., Sponsor
6300 Lamar Avenue
P. O. Box 29217
Shawnee Mission, Kansas  66201-9217

Dear Sir or Madam:

In connection with the public offering of Variable Investment Programs (the "Programs") of United Income Investment Programs (the "Trust"), a registered unit investment trust for which Waddell & Reed, Inc. is sponsor, I have examined such corporate records and documents and have made such further investigation and examination as I deemed necessary for the purpose of this opinion.

It is my opinion that the $18,413,325 face amount of programs, the registration of which the Notice makes definite, were legally issued.

I hereby consent to the filing of this opinion with the Rule 24f-2 Notice.

Very truly yours,



Sharon K. Pappas
Attorney at Law

SKP:ss